Exhibit 99.3

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

SEARS CANADA INC.

Corporate name / Dénomination sociale

370648-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

/s/ Virginie Ethier
Virginie Ethier
Director / Directeur

2014-06-24
Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Form 4 Articles of Amendment	Formulaire 4 Clauses modificatrices
Canada Business Corporations Act (CBCA) (s. 27 or 177)	Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale
SEARS CANADA INC.

2	Corporation number
Numéro de la société
370648-6

3	The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:
Les autres dispositions sont modifiées comme suit :
See attached schedule / Voir l’annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Douglas C. Campbell
Douglas C. Campbell
416-941-4413

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Schedule / Annexe

Other Provisions / Autres dispositions

The other provisions are amended and replaced with the following:

The holders of any class or any series of shares of the Corporation shall not be entitled to vote separtely as a class or series, as the case may be, on a proposal to amend the articles of the Corporation to increase or decrease any maximum number of authorized shares of such class or series or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or sereis, to affect an exchange, reclassification or cancellation of all or part of the shares of such class or series, or to create a new class or series of shares equal or superior to the shares of such class or series.

The directors may appoint one or more additional directors to hold office for a term expiring no later than the close of the Corporation’s next annual meeting of shareholders.